Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2014	2013	2012	2011	2010

Earnings:
Pre-tax income (A)	$396.0	$422.2	$520.1	$524.3	$461.4
Add: Fixed charges	153.9	157.2	174.4	161.8	150.1
Distributions received from equity method investment	143.7	51.7	—	—	—
Subtotal	693.6	631.1	694.5	686.1	611.5

Subtract:
Allowance for borrowed funds used during construction	2.4	3.4	3.5	10.4	5.5
Other capitalized interest	—	2.0	4.5	8.7	2.5
Total earnings	691.2	625.7	686.5	667.0	603.5

Fixed Charges:
Interest on long-term debt	144.6	147.6	163.4	154.8	141.8
Interest on short-term debt and other interest charges	6.2	5.3	8.7	5.2	5.9
Calculated interest on leased property	3.1	4.3	2.3	1.8	2.4
Total fixed charges	$153.9	$157.2	$174.4	$161.8	$150.1

Ratio of Earnings to Fixed Charges	4.49	3.98	3.94	4.12	4.02
(A)Excludes amounts attributable to income or loss from equity method investment.